U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21145				July 31, 2014
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exactname of investment company as specified in registration statement: SPDR Index Shares Funds

4. Addressof principal executive office: (number, street, city, state, zip code) 1 Lincoln Street, Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

SPDR Index Shares Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the SPDR Index Shares Funds, as listed in Appendix A, (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 31, 2014. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2014, and with respect to agreement of security purchases and sales, for the period from June 30, 2014 (the date of our last examination), through July 31, 2014:

•	Confirmation of all securities held by institutions in book entry form, at a fund level or omnibus level, where applicable, at the Depository Trust Company and various international depositories and the application of alternative procedures where confirmations were not received. These confirmations included, but were not limited to, securities held by the Trust;

•	Confirmation of all securities on loan with the securities lending agent;

•	Reconciliation of all such securities to the books and records of the Trust and State Street Bank and Trust Company, the Trust’s custodian; and

•	Agreement of a sample of security purchases and security sales from the books and records of the Trust to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that each of SPDR Index Shares Funds, as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2014 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SPDR Index Shares Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

May 17, 2016

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of the SPDR Index Shares Funds as listed in Appendix A (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2014, and from June 30, 2014 through July 31, 2014.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2014, and from June 30, 2014 through July 31, 2014, with respect to securities reflected in the investment account of the Trust.

SPDR Index Shares Funds

By:	/s/ Bruce Rosenberg
Bruce Rosenberg Treasurer

4/27/2016
Date